Bryan K. Brown Partner	RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor
{713} 226-6691 Phone	Houston, Texas 77002
{713} 226-6291 Fax	Telephone {713} 226-6000
bbrown@porterhedges.com	Telecopier {713} 228-1331 porterhedges.com
February 19, 2008
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	James Giugliano
Staff Accountant

Re:	Grey Wolf, Inc.
Form 10-K for fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 001-8226
Dear Mr. Giugliano:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”) in response to the staff’s comment letter dated February 8, 2008, on the above-referenced filing.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 24
1.	The Company will consider the staff’s comment in future filings and make appropriate disclosures, based on its financial condition and capital requirements, to discuss the Company’s historical ability to cover debt related fixed charges, its ability to meet cash requirements over both the short and long term and management’s expectations regarding the Company’s ability to cover debt related fixed charges in future periods.
Note 4: Long-Term Debt, page 50
2.	The Company acknowledges that “passage of time” is a determinant of whether it is entitled to exercise its call options to settle the 3.75% Notes. However, the Company believes that the amount of the pay-off is not indexed to the passage of time. The

U.S. Securities and Exchange Commission
February 19, 2008

Company does not view the “passage of time” as an underlying (or index) under Statement 133 for the following reasons:
•	Paragraphs 7 and 57 of Statement 133 provide numerous examples of an “underlying,” including indices, all of which have an element of uncertainty as to their variability, timing or probability of occurrence whereas the passage of time is certain to occur. There are numerous other examples of an underlying (or index), however, the Company was unable to identify an instance of where passage of time was identified as an underlying (or index).

•	Paragraph 7 of Statement 133 states that “...The interaction [between an underlying and the notional amount] may be simple multiplication, or it may involve a formula with leverage factors [which would also be an underlying] or other constants...” [Emphasis added]. The Company observes that a change in each underlying in paragraphs 7 and 57 depends on the passage of time or, conversely, without the passage of time those underlyings would not change. The Company views the passage of time as a constant (i.e., a known factor certain of occurring) which only changes the amount of a settlement in the context that an underlying changes with the passage of time. In the case of the Company’s call option, the Company negotiated the amount of the premium (i.e., pay-off) based on potential foregone interest in context of passage of time.
The Company does not believe the passage of time has been viewed as an underlying (or index) in practice. For example, assume debt issued at a par value of $1,000 with a contractual maturity of 10 years which has an embedded call option which permits the borrower to settle the debt for 105% of par value on the fifth anniversary of the issuance date. In this instance, the debt also contains a contractual provision which specifies that the amount to be paid upon settlement is adjusted (i.e., from $1,000 to $1,050) based on a passage of time. The Company believes call options with similar terms, would not be considered to be adjusted based on changes in an index under Step 1 of DIG B16 and, consequently, the analysis would then go to Step 3 of DIG B16 which would require further analysis of the call option under paragraph 13 of Statement 133 prior to the issuance of DIG B39. The Company followed the approach described in the preceding sentence for the call option on the 3.75% Notes.
The Company has consulted with the engagement team of its independent registered public accounting firm which concur with its view. The engagement team consulted with the Accounting Group of their National office.
3.	The Company confirms that both the 3.75% and the Floating Rate Notes were issued at par. The underlying causes that have resulted in the fair values of this debt to exceed the

U.S. Securities and Exchange Commission
February 19, 2008

par amount as disclosed on page 46 is due to the increase in price of the Company’s common stock from the issuance date of the 3.75% Notes and the Floating Rate notes until December 31, 2006. The notes are convertible into a fixed number of shares and as such, as the value of the stock increases, the value of the fixed number of shares that these notes are convertible into also increases and the value of these notes also increases.
4.	The Company represents that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event that the staff has additional or follow-up comments to the Company’s responses, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours,
/s/ Bryan K. Brown
Bryan K. Brown

BKB:an